5 January 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 127,500 RELX PLC ordinary shares at a price of 1174.3528p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 64,134,780 ordinary shares in treasury, and has 1,111,789,063 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 255,000 shares.

RELX NV announces that today, it purchased (through UBS Limited) 113,500 RELX NV ordinary shares at a price of €15.2544 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 57,340,394 ordinary shares in treasury, and has 990,832,823 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 227,000 shares.